Exhibit 99.3

Electra Reports Third Quarter 2026 Results as It Builds North America’s Battery-Grade Cobalt Refinery

Toronto, Ontario – (November 9, 2026) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today reported its financial results for the three and nine months ended September 30, 2026, and provided an update on construction of its battery-grade cobalt sulfate refinery in Temiskaming Shores, Ontario.

Third Quarter & Recent Highlights

•	Construction: Approximately C$46 million construction contracts committed against the approximately C$100 million (US$73 million) construction budget; project tracking to budget.
•	Liquidity: Ended the quarter with approximately C$82.8 million in cash and undrawn government funding on September 30, 2026.
•	Commissioning readiness: Operating and commissioning team in place, with specialist vendor support secured across all process areas; early commissioning of select utilities and circuits targeted to begin in Q4 2026.
•	Feedstock: Secured 100% of feedstock required for commissioning and initial ramp-up, backed by a cobalt hydroxide agreement with Glencore extended through 2031.

“Electra is building a missing link in North America’s critical minerals midstream: a refinery that transforms cobalt feedstock into battery-grade cobalt sulfate that powers energy storage systems, industrial and consumer batteries, and defense technologies,” said Peter Rawlins, Chief Financial Officer. “With the vast majority of the world’s cobalt refining taking place in China and no current production in North America, construction advanced across all process areas during the third quarter and we secured a long-term feedstock agreement through 2031 while strengthening the team that will take the refinery into operation. Backed by C$83 million in cash and undrawn government funding to construction, we are well-positioned to bring North America’s first battery-grade cobalt sulfate refinery into commercial production in 2027.”

As detailed in the Company’s October 2026 construction update, site development is advancing rapidly across all process areas:

•	Crystallizer Enclosure: Mechanical equipment is installed, process ductwork is staged for installation, off-site pipe fabrication is well underway, and the structure’s exterior is nearing completion.
•	Solvent Extraction (SX) Building: Structural steel installation and module alignment are complete. Electrical cable tray installation is in its final stages, Fibre-Reinforced Plastic (FRP) equipment lamination has commenced. Bidding for SX FRP process piping and valves is complete; any potential schedule adjustments arising from FRP piping are expected to be modest.
•	Effluent Treatment Plant & Civil Work: Installation of the effluent treatment plant – which processes waste streams from leaching and solvent extraction via three reactors, a clarifier and lime/flocculant doing systems - is complete
•	Analytical Laboratory: Method development for battery-grade cobalt sulfate testing is complete with instrument validation currently underway.

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Commissioning readiness activities are advancing in parallel with construction, supported by an on-site workforce of 130 personnel. The operating team, led by General Manager and Commissioning Leader Garzon Duenas, P.Eng., alongside Commissioning Lead Renee Barrette, P.Eng., is developing the commissioning execution plan and operational readiness program.

To support mechanical completion and circuit startup, Metso, designer of the solvent extraction circuit, has been retained as an advisor for the SX plant. Specialist providers are being engaged to oversee the crystallization plant and process control systems. A tender for third-party commissioning services is currently being prepared.

The Company is targeting early commissioning of select utilities and circuits in Q4 2026, paving the way for commercial production in the second half of 2027.

Feedstock & Commercial Partnerships

Electra has fully secured its commissioning and ramp-up feedstock through 2027 via its extended agreement with Glencore AG. Furthermore, approximately 60% of planned cobalt sulfate production is already committed to LG Energy Solutions.

Electra continues to advance toward definitive agreements under the non-binding term sheet announced October 13, 2026, with WMC Group AG for a five-year working capital facility and commercial partnership. Under the proposed arrangement, WMC will:

1.	Finance cobalt feedstock purchases.
2.	Provide logistics and product qualification support.
3.	Act as exclusive buyer and marketing agent for corresponding cobalt sulfate output.
4.	Make a direct equity investment in Electra upon execution of final documentation.

Execution of definitive agreements remains subject to ongoing due diligence, formal documentation and customary approvals.

“Safety remains our highest priority. Our team has advanced construction without a lost-time incident even as our site workforce has more than doubled,” said Trent Mell, CEO. “The cobalt refinery is the first step in building Electra into a trusted allied refiner for North America’s battery midstream. Once operating, it gives us a platform to expand into nickel and black mass processing, keeping critical minerals within an allied supply chain.”

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Financial & Liquidity Update

Electra ended the third quarter with approximately C$82.8 million in total available liquidity, consisting of:

•	C$23.5 million in cash and cash equivalents
•	C$59.3 million in government non-dilutive contributions, which are drawn down progressively as eligible construction costs are incurred.

Following successful execution of three government funding packages, the minimum liquidity requirement under the Company’s term loan facility has stepped down significantly from US$15 million to US$2 million, providing enhanced financial flexibility through construction completion.

Electra’s third quarter 2026 financial statements and management discussion and analysis are available on SEDAR+ (www.sedarplus.ca), on EDGAR (www.sec.gov) and www.electrabmc.com.

Electra’s refinery is a fully permitted brownfield facility designed to process approximately 18,000 tonnes of cobalt hydroxide feed per year to produce 5,120 tonnes per year of contained cobalt in battery-grade cobalt sulfate for North American lithium-ion battery, energy storage, defense and industrial markets.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s first battery-grade cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles

Vice President, External Affairs & Corporate Development

Electra Battery Materials

info@ElectraBMC.com

1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; construction spend and commitments; available funding toward completing construction; measures to accelerate FRP process piping and the expectation that any schedule adjustment, if required, would be modest; commissioning readiness; the timing of project milestones, including early commissioning of select utilities and circuits, ramp-up and commercial production; the availability, timing and drawdown of government funding; the Company’s liquidity and the minimum liquidity requirement under its term loan; commercial arrangements, including the feedstock agreement with Glencore AG, the offtake arrangement with LG Energy Solution, and the proposed partnership with and investment by WMC Group AG; targeted throughput and production volumes; and the Company’s growth strategy, including potential expansion into nickel refining, black mass processing and other downstream battery materials. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations, including assumptions regarding contractor performance and the effectiveness of schedule mitigation measures, the timing of government disbursements, foreign exchange rates, feedstock delivery, the satisfaction of conditions under commercial arrangements, and the availability of equity and working-capital financing on acceptable terms. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management’s discussion and analysis and other disclosures of risk factors of the Company, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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